ANDEANSUN CORP

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	43,549.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amazon Carried Balances	-29,613.42
AMZ Carryover Balance	0.00
COVID-19 Relief - SBA - paid interest	0.00
Inventory	-30,000.00
Inventory:Inventory In Transit	20,008.33
Inventory:Inventory US	-50,088.00
Prepaid Expenses	13,715.71
AMEX Master:CC (31000)	-1,895.21
AMEX Master:CC (41001)	-19,190.01
AMEX Master:CC (42004)	0.00
AMEX Master:CC (61002)	832.19
AMEX Master:CC (81006)	21,550.30
AMEX Master:CC (91006)	-5,038.40
AMEX Master:CC (91009)	7,689.29
BARCLAYS CC Master:CC (9406)	9,621.60
BOA CC Master:CC (4612)	1,324.80
BOA CC Master:CC (4772)	-410.60
BOA CC Master:CC (5019)	1,605.20
BOA CC Master:CC (6133)	13,785.00
BOA CC Master:CC (7495)	26,205.99
BOA CC Master:CC (8628)	-339.34
Cap 1 CC Master:CC (3235)	14,104.80
Cap 1 CC Master:CC (3970)	13,824.77
Cap 1 CC Master:CC (5211)	9,175.14
Cap 1 CC Master:CC (6320)	6,836.78
Cap 1 CC Master:CC(4346)	13,738.31
CHASE CC Master:CC (3212)	2,203.63
CHASE CC Master:CC (5607)	609.72
CHASE CC Master:CC (5856)	-1,934.37
CHASE CC Master:CC (6781)	-3,213.80
CHASE CC Master:CC (9127)	-1,277.15
Citibank Master:CC (6275)	3,288.49
Citibank Master:CC (6349)	2,653.25
Citibank Master:CC (7465)	-1,810.16
Citibank Master:CC (7661)	-2,082.32
Citibank Master:CC (9172)	8,626.34
FIFTH THIRD BANK CC MASTER:CC (7739)	7,114.00
M&T CC Master:CC (0105)	203.52
M&T CC Master:CC (9766)	-3,490.72
PENFED CC MASTER:CC (0403)	6,193.75
PNC CC Master:CC (1426)	3,066.60

	TOTAL
PNC CC Master:CC (4619)	873.95
PNC CC Master:CC (9691)	3,356.29
USBank Master:CC (2589)	-831.96
USBank Master:CC (5291)	-819.38
USBank Master:CC (8020)	5,383.15
USBank Master:CC (9155)	5,091.62
WF CC Master:CC (8744)	14,198.41
Covid Social Sec Tax Deferral	3,228.52
COVID-19 Relief - SBA Loan Payments	0.09
Payroll Liabilities:Federal Unemployment (940)	-169.39
Sales Tax Payable	0.81
Sales Tax Payable:Florida Department of Revenue Payable:DO NOT USE - OLD Sales Tax Payable (deleted)	-0.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**87,905.32**
Net cash provided by operating activities	**$131,454.91**
INVESTING ACTIVITIES	
Accumulated Depreciation	1,723.00
Fixed Assets:Photo Equipment	-2,043.53
Net cash provided by investing activities	**$ -320.53**
FINANCING ACTIVITIES	
Loans & Notes Payable:Amex Loan (81600) (deleted)	-25,552.80
Loans & Notes Payable:AMZ Lending:AMZ Lending #123881465 (deleted)	-48,911.62
Loans & Notes Payable:Bluevine Capital Loans:Bluevine Capital LOC (497057)	10,097.62
Loans & Notes Payable:Bluevine Capital Loans:Bluevine Capital LOC (501118)	1,835.93
Loans & Notes Payable:Discover Loans:Discover - LOAN 0699	-5,235.13
Loans & Notes Payable:Discover Loans:Discover - LOAN 6015	14,224.26
Loans & Notes Payable:Discover Loans:Discover - LOAN 7521	-4,534.08
Loans & Notes Payable:Freedom Pass Loan (S/H/L)	9,841.79
Loans & Notes Payable:Lending Club Loans(S/H/L):Lending Club Loan (1532)	29,338.18
Loans & Notes Payable:Lending Club Loans(S/H/L):Lending Club Loan (5601)	16,891.63
Loans & Notes Payable:Marcus Loans:Marcus By GS Loan	-1,478.90
Loans & Notes Payable:Marcus Loans:Marcus Loan (1524) (S/H/L)	19,409.24
Loans & Notes Payable:PayPal Loans:PayPal Loan # 7 (2018)	-72,481.66
Loans & Notes Payable:PenFed Loans:PENFED - LOAN 1704	12,980.53
Loans & Notes Payable:PenFed Loans:PENFED - LOAN 7707	-6,025.43
Loans & Notes Payable:PPP Loan	20,750.00
Loans & Notes Payable:Prosper Market Loans (S/H/L):Prosper Market Loan (1043)	27,522.55
Loans & Notes Payable:Prosper Market Loans (S/H/L):Prosper Market Loan (8449)	27,893.42
Loans & Notes Payable:SBA Loan:SBA EID Loan	150,000.00
Loans & Notes Payable:SBA Loan:SBA Loan - Cadence	-12,081.73
Loans & Notes Payable:SBA Loan:SBA LOC -8003 - Chase (deleted)	-1,415.35
Loans & Notes Payable:SBA Loan:SBA LOC -8004 - Chase	-6,559.01
Loans & Notes Payable:Swift Financial Loan #3 (A00335094) (deleted)	-49,704.13
Retained Earnings	-71,911.36
Shareholder Distributions	7,290.28
Shareholder Distributions:Owner Contribution	106,571.34
Shareholder Distributions:Owner Draw	-97,218.71
Net cash provided by financing activities	**$51,536.86**
NET CASH INCREASE FOR PERIOD	**$182,671.24**
Cash at beginning of period	76,821.60

	TOTAL
CASH AT END OF PERIOD	**$259,492.84**